UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 _________________
FORM 11-K
(Mark One)
( x ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2005.
Or
( ) Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934 For the transition period from _________________ to _____________________.

Commission File No. 0-14714
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Astec Industries, Inc. 401(k) Retirement Plan 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASTEC INDUSTRIES, INC. 1725 Shepherd Road Chattanooga, Tennessee 37421 (423) 899-5898
REQUIRED INFORMATION
The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Financial Statements and Supplemental Schedules
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firms

Report of Independent Registered Public Accounting Firms
Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2005
Notes to Financial Statements

Supplemental Schedules:
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Edgar filing only: Exhibit 23 - Consent of Independent Registered Public Accounting Firms

Financial Statements and Supplemental Schedules
Astec Industries, Inc. 401(k) Retirement Plan

As of December 31, 2005 and 2004 and for the year ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Financial Statements and Supplemental Schedules
December 31, 2005 and 2004 and for the
year ended December 31, 2005

Contents

Report of Independent Registered Public Accounting Firm
Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedules:
Schedule H, Line 4(i) Schedule of Assets (Held at End of Year)
Schedule H, Line 4(a) Schedule of Delinquent Participant Contributions

Report of Independent Registered Public Accounting Firm

Plan Committee

Astec Industries, Inc. 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Astec Industries, Inc. 401(k) Retirement Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ GRANT THORNTON LLP
Charlotte, North Carolina June 29, 2006

Astec Industries, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2005	2004
Assets
Investments, at fair value (Note 3)	$ 102,031,106	$ 92,421,792
Contribution receivables: Participants Employer Total receivables	24,084 76,306 100,390	90,015 44,765 134,780

Liabilities
Excess employee contributions payable (Note 7)	57,463	27,903

Net assets available for benefits	$ 102,074,033	$ 92,528,669

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions to net assets attributed to:
Investment income	$ 4,328,948
Net appreciation in fair value of investments	4,624,077
Contributions: Participants Employer	6,261,491 2,416,063 8,677,554
Total additions	17,630,579

Deductions from net assets attributed to: Benefits paid to participants Deemed Distributions Administrative expenses	8,047,233 22,798 15,184
Total deductions	8,085,215
Net increase	9,545,364
Net assets available for benefits: Beginning of year End of year	92,528,669 $102,074,033
The accompanying notes are an integral part of this financial statement

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2005

1. Description of Plan

The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a defined contribution plan covering all full-time employees of Astec Industries, Inc. and its subsidiaries (the Company) who have completed six months of continuous service and reached age eighteen. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan is administered by a committee appointed by the Company.

Contributions
Participant contributions are withheld from each payroll in amounts equal to a percentage of the participant's compensation as elected by the participant. The maximum participant contribution for the plan year is the lesser of $14,000 ($18,000 if age 50 or above), as set by Federal law, or 40% of the participant's base salary. The Company matches 75% of each participant's contribution up to 4% of the employee's earnings.

Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions and Plan investment results. Allocations of plan earnings are based on participant account balances, as defined. Participants may change their investment options daily. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are immediately vested in their entire account balance.

Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the Plan, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of prime plus one percent. Interest rates for loans outstanding at December 31, 2005 range from 5.0% to 10.5%. Principal and interest are paid ratably through payroll deductions.

The participant loan balance at December 31, 2005 and 2004 respectively, has been reduced by $40,510 and $17,712, for loans in default that management believes are uncollectible. Management considers loans to be in default when a payment is 90 days past due. Loan balances are reduced in the quarter following default.

Payment of Benefits
Upon termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated or contributions are permanently discontinued, benefits will be distributed in accordance with the provisions of the Plan.

2. Summary of Significant Accounting Policies

Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

 Investments
The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Shares of common stock are valued at quoted market prices. The Plan's investments in the American Century Stable Asset Fund are primarily guaranteed investment contracts (GICs) sponsored by various insurance companies. The collective trust fund investment option is fully benefit responsive, thus the underlying GICs are valued at contract value, cost plus accrued interest, which approximates fair value. The loans to participants are valued at their outstanding balances, which approximate fair value.

The Plan purchased shares of Astec Industries, Inc. (the Plan sponsor) common stock on the open market during 2005 at a cost of $621,248. The Plan sold shares of Astec Industries, Inc. common stock on the open market during 2005 for $1,137,361 resulting in a gain of $544,768, which is included in net appreciation in fair value of investments. The fair value of Astec Industries, Inc. common stock held for investment at December 31, 2005 and 2004 was $8,722,585 and $4,901,231, respectively.

Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Administrative Expenses
Some of the investment fund providers charge 12b-1 fees at the fund level before earnings are paid to investors. The record keeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the record keeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

The Plan sponsor pays administrative fees other than those for recordkeeping and trustee functions. The administrative fees paid by the plan sponsor in 2005 included those for the annual audit, legal and discrimination testing. Loan administrative fees are charged to the borrowing participant's account.

3. Investments

During 2005, the Plan's investments appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Common stock	$ 4,332,216
Shares of registered investment companies	291,861
$ 4,624,077

Investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

	December 31
	2005	2004
American Century Growth Fund	$ 8,830,908	$ 8,004,484
American Century Ultra Fund	12,288,684	12,073,981
American Century Value Fund	11,503,729	11,327,182
American Century Strategic Allocation Moderate Fund	6,124,935	5,746,269
American Century Stable Asset Fund	12,154,598	11,383,620
American Century Income & Growth Fund	17,031,139	17,170,591
Astec Industries, Inc. Common Stock	8,722,585	4,901,231

4. Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service, dated January 17, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Party-in-Interest Transactions

Plan assets include investments in the Plan sponsor's common stock and, as such qualify as party-in-interest transactions under ERISA. Personnel and facilities of the Plan sponsor have been used to perform administrative functions for the Plan at no charge to the Plan. Participant loans also qualify as party-in-interest transactions.

7. Excess Employee Contributions Payable

During 2005 and 2004, the Company determined that excess employee contributions had been made based on nondiscrimination testing performed for the Plan. Accordingly, the Plan refunded the excess employee contributions, plus or minus earnings or losses thereon, of $57,463 and $27,903 in 2005 and 2004 respectively subsequent to year end to comply with the applicable requirements of the IRC. These amounts are recorded as excess employee contributions payable in the accompanying Statement of Net Assets Available for Benefits.

Supplemental Schedules

Astec Industries, Inc. 401(k) Retirement Plan
Employer I.D. No. 62-0873631 Plan No. 001
Schedule H Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issue	(c) Description of Investment	(e) Current Value
Shares of Registered Investment Companies:
	American Century	Strategic Allocation Conservative Fund	$ 3,319,778
	American Century	Strategic Allocation Moderate Fund	6,124,935
	American Century	Strategic Allocation Aggressive Fund	4,804,490
	American Century	Income and Growth Fund	17,031,139
	American Century	Value Fund	11,503,729
	American Century	Growth Fund	8,830,908
	American Century	Ultra Fund	12,288,684
	American Century	Vista Fund	4,116,288
	American Century	International Growth Fund	4,710,519
	American Century	Stable Asset Fund	12,154,598
	American Century	Small Cap Value Fund	3,861,063
	Schwab	Brokerage Accounts	996,680
			89,742,811

Shares of Common Stock:
*	Astec Industries, Inc.	Common Stock	8,722,585
*	Participant Notes Receivable	5.0-10.5%	3,563,703
	Interest Bearing Cash		2,007
			$102,031,106

* Indicates party-in-interest
Note: Cost information has not been included because all investments are participant directed.

Astec Industries, Inc. 401(k) Retirement Plan
Employer I.D. No. 62-0873631 Plan No. 001
Schedule H Line 4(a)
Schedule of Delinquent Participant Contributions
December 31, 2005

(a) Identity of Party Involved	(b) Relationship to the Plan, Employer or Other Party-in-interest	(c) Description of Transactions (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Purchase Price	(e) Selling Price	(f) Lease Rental	(g) Expenses Incurred in Connection with Transaction	(h) Cost of Asset	(i) Current Value of Asset	(j) Net Gain or (Loss) on Each Transaction
Astec Industries, Inc.	Plan Sponsor	Failure to remit January 2005, employee contribution, loan interest and loan principal to the trust on a timely basis**	$ 10,809	N/A	N/A	N/A	$10,809	$10,809	- *

* Department of Labor Reg. 2510.3-102 requires that employee contributions be submitted to the Plan no later than 15 business days following the end of the month in which amounts were held from compensation. Failure to remit employee contributions into the Plan on a timely basis is considered a nonexempt transaction with a party-in-interest. Management believes that these transactions should not affect the tax qualified status of the Plan as all such required payments were subsequently paid upon discovery. Therefore, no provision for income taxes has been included in the Plan's financial statements.

** Amounts represent an accumulation of monthly payroll contributions which were remitted late.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of Chattanooga, State of Tennessee, on June 29, 2006.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By  Albert E. Guth
Albert E. Guth, Member
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 29, 2006